At Sunrise Telecom Incorporated
Paul Marshall
Acting Chief Financial Officer
(408) 363-8000

SUNRISE TELECOM REPORTS $12.3 MILLION IN REVENUE FOR THIRD QUARTER 2003

~ Backlog reaches $7.5 million ~

~ Expense reductions reduce net loss to $0.03 per share ~

~ Fourth quarter sales projected in the range of $13-16 million ~

SAN JOSE, CA, October 23, 2003 – Sunrise Telecom Incorporated (Nasdaq: SRTI), a leading provider of service verification equipment for the telecommunications and cable broadband industries, reported sales for the third quarter of 2003 of $12.3 million, compared with $10.3 million in the second quarter of 2003 and $14.5 million in the prior year third quarter. Diluted net loss per share was $0.03, compared with a net loss of $0.05 per share last quarter and with a net loss of $0.01 per share for the third quarter of 2002. At quarter end, backlog improved to $7.5 million, compared with $3.0 million at the end of the second quarter of 2003.

Sales for the first nine months of 2003 were $34.5 million, compared with $37.9 million for the same period in 2002.

"We are excited to demonstrate increased sales momentum in the third quarter," stated Paul Chang, President & CEO of Sunrise Telecom. "The significant increase in our backlog is primarily due to large SunSet MTT orders from North American telephone companies, which we believe are gearing up their installation and maintenance crews to handle larger numbers of DSL customers. Optical product orders from North American customers also contributed to the increased backlog."

"As Sunrise has diversified its product base by entering the fiber optics, cable, and signaling markets, we are extending our reach into new customer accounts and markets," continued Paul Chang. "Each of our new markets is generating revenue for us; our fiber optics business in particular has experienced strong growth, 15% year-to-date, driven by that group's latest products, the STT test platform and the STM-16 version of the SunSet SDH product. Currently, Sunrise is building solutions to serve both the central office and wireless service providers with QoS testing and revenue assurance products. We believe these markets add upside to Sunrise's future growth."

- more -

Cost Savings Initiative Shows Results

At the end of the second quarter, responding to continued weakness in its target markets, the Company reduced its staff by approximately 10% or 40 employees, and implemented salary reductions. These initiatives paid off in the third quarter as operating expenses declined by $900 thousand compared with the second quarter. Similarly, operating expenses decreased $1.6 million compared with the third quarter a year ago.

Consolidation of Wireless Operations

During the third quarter of 2003, the Company initiated a plan to consolidate its wireless product research and development operations into its existing Santa Rosa, California facility and to close its facility in Mannheim, Germany. The Company expects to complete this action during the fourth quarter of 2003 and expects that this action will result in operating efficiencies in its wireless division.

Outlook

Based on current business trends, the Company expects sales in the fourth quarter to be in the range of $13 million to $16 million. Sunrise Telecom anticipates that the product mix in the fourth quarter will be approximately 45% of sales from wireline access, 30% from fiber optics, 20% from cable, and 5% from protocol products. While visibility remains limited in Sunrise's target markets, especially in cable, sales from the Company's wireline access segment are expected to increase. Current trends in North America suggest that RBOCs are placing increased focus on DSL services as a key growth sector.

Conference Call

Sunrise Telecom will host a conference call today at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time), during which President and Chief Executive Officer, Paul Chang, and Acting Chief Financial Officer, Paul Marshall, will further discuss these results and our outlook. To listen to the call, please dial (800) 915-4836 at least five minutes prior to the start. This call can also be accessed via webcast at the Investors/Governance section of the Company's website at www.sunrisetelecom.com. A web replay will also be available for at least two weeks at this same web address.

Summary of Financial Results

(In thousands, except per share data)

	For the Three Months Ended			For the Nine Months Ended	
	September 30, 2003	June 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Net sales	$ 12,338	$ 10,309	$ 14,493	$ 34,505	$ 37,872
Operating loss	$ (2,026)	$ (4,522)	$ (1,671)	$ (10,042)	$ (9,049)
Net loss	$ (1,276)	$ (2,533)	$ (283)	$ (5,844)	$ (4,993)
Diluted EPS	$ (0.03)	$ (0.05)	$ (0.01)	$ (0.12)	$ (0.10)
Shares outstanding (diluted)	49,819	49,666	49,622	49,665	49,987

About Sunrise Telecom Incorporated

Sunrise Telecom Incorporated manufactures and markets service verification equipment to pre-qualify, verify, and diagnose telecommunications, cable TV, and Internet networks. The Company's products offer broad functionality, leading-edge technology, and compact size to test a variety of new broadband services. These services include wireline access (including DSL), fiber optics, cable TV, cable modem, and signaling networks. The Company's products are designed to maximize technicians' effectiveness in the field and to provide realistic network simulations for equipment manufacturers to test their products. The Company was founded in 1991 and is based in San Jose, California. The Company distributes its products throughout six continents through a network of sales representatives, distributors, and a direct sales force. For more information, visit the Company's Web site at www.sunrisetelecom.com.

Sunrise Telecom, SUNSET, and STT are registered trademarks of Sunrise Telecom Incorporated. All other trademarks mentioned in this document are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements, including sales estimates with anticipated product mix for the fourth quarter of 2003, within the meaning of Section 21 E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made pursuant to safe harbor provisions and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Specific factors that may cause results to differ include the following: the Company's ability to manage growth and slowdowns; deferred or lost sales resulting from order cancellations or order changes; deferred or lost sales resulting from the Company's lengthy sales cycle; slower than anticipated or poor integration of the operations of acquired entities and businesses; unanticipated delays in product delivery schedules; the uncertain impact of the cost cutting measures the Company has taken to date and those that the Company may take in the future; unanticipated difficulties associated with international operations; increased competitive pressures;

rapid technological change within the telecommunications industry; the Company's dependence on a limited number of major customers; the Company's dependence on limited source suppliers; a sustained slowdown in the growth of the telecommunications industry; and the loss of key personnel. These risks and uncertainties are described in more detail in the Company's reports filed with the Securities and Exchange Commission, including, but not limited to, the Company's Form 10-K for the year ended December 31, 2002, and the Company's Forms 10-Q for the quarters ended March 31, and June 30, 2003. The Company assumes no obligation to update the forward-looking statements included in this press release.

-Financial Tables Below-

SUNRISE TELECOM INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	September 30, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 32,432	$ 36,440
Marketable securities	-	1,023
Accounts receivable, net	9,400	13,019
Inventories	8,736	8,143
Prepaid expenses and other assets	646	708
Income taxes receivable	3,593	348
Deferred tax assets	5,118	4,746
Total current assets	59,925	64,427
Property and equipment, net	27,646	28,126
Restricted cash	106	106
Marketable securities	1,638	-
Goodwill	12,718	12,656
Intangible assets, net	6,642	8,754
Deferred tax assets	2,211	2,331
Loan to related party	850	1,051
Other assets	605	1,470
Total assets	$ 112,341	$ 118,921
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of notes payable	$ 402	$ 410
Accounts payable	1,570	1,869
Other accrued expenses	8,372	8,296
Deferred revenue	551	1,081
Total current liabilities	10,895	11,656
Notes payable, less current portion	1,048	1,177
Deferred revenue	189	314
Other liabilities	4	5
Stockholders' equity:		
Common stock, $0.001 par value per share; 175,000,000 shares authorized; 51,650,131 and 51,233,309 shares issued as of September 30, 2003 and December 31, 2002, respectively; 49,898,252 and 49,477,609 shares outstanding as of September 30, 2003 and December 31, 2002, respectively	50	49
Additional paid-in capital	68,505	68,462
Deferred stock-based compensation	(671)	(2,124)
Retained earnings	31,320	39,158
Accumulated other comprehensive income	1,001	224
Total stockholders' equity	100,205	105,769
Total liabilities and stockholders' equity	$ 112,341	$ 118,921

SUNRISE TELECOM INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
Net sales	$ 12,338	$ 14,493	$ 34,505	$ 37,872
Cost of sales	4,451	4,630	12,969	12,751
Gross profit	7,887	9,863	21,536	25,121
Operating expenses:				
Research and development	3,664	4,527	12,024	12,899
Selling and marketing	3,786	4,037	12,308	12,386
General and administrative	2,463	2,970	7,246	8,885
Total operating expenses	9,913	11,534	31,578	34,170
Loss from operations	(2,026)	(1,671)	(10,042)	(9,049)
Other income (expense), net	(66)	78	462	728
Loss before income taxes	(2,092)	(1,593)	(9,580)	(8,321)
Income tax benefit	(816)	(1,310)	(3,736)	(3,328)
Net loss	$ (1,276)	$ (283)	$ (5,844)	$ (4,993)
Loss per share:				
Basic	$ (0.03)	$ (0.01)	$ (0.12)	$ (0.10)
Diluted	$ (0.03)	$ (0.01)	$ (0.12)	$ (0.10)
Shares used in per share computation:				
Basic	49,819	49,622	49,665	49,987
Diluted	49,819	49,622	49,665	49,987

SUNRISE TELECOM INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine Months Ended September 30,	
	2003	2002
Cash flows from operating activities:		
Net loss	$ (5,844)	$ (4,993)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	5,762	5,324
Amortization of deferred stock-based compensation	1,486	1,568
Provision for losses on accounts receivable	42	1,251
Loss on disposal of property and equipment	212	145
Purchased in-process research and development	37	-
Deferred income taxes	(459)	(1,861)
Changes in operating assets and liabilities (net of acquisition balances):		
Accounts receivable	3,664	4,004
Inventories	(1,260)	232
Prepaid expenses and other assets	(189)	(484)
Accounts payable and accrued expenses	(198)	(2,430)
Income taxes receivable and payable	(3,621)	(2,084)
Deferred revenue	(656)	(77)
Net cash provided by (used in) operating activities	(1,024)	595
Cash flows from investing activities:		
Purchases of marketable securities	-	(3,299)
Sales of marketable securities	1,036	4,257
Capital expenditures	(1,898)	(1,600)
Acquisitions of businesses, net of cash acquired	(554)	(8,552)
Loan to related party	-	(1,050)
Repayment of loan to related party	200	-
Net cash used in investing activities	(1,216)	(10,244)
Cash flows from financing activities:		
Net proceeds from (payments on) short-term borrowings	1	(49)
Proceeds from notes payable	41	273
Payments on notes payable	(409)	(340)
Repurchase of common stock	-	(3,663)
Cash dividends	(1,994)	-
Net proceeds from issuance of common stock	231	454
Proceeds from exercise of stock options	154	90
Net cash used in financing activities	(1,976)	(3,235)
Effect of exchange rate changes on cash and cash equivalents	208	241
Net decrease in cash and cash equivalents	(4,008)	(12,643)
Cash and cash equivalents at the beginning of the period	36,440	48,713
Cash and cash equivalents at the end of the period	$ 32,432	$ 36,070

SUNRISE TELECOM INCORPORATED
DETAILS OF NET SALES
(In thousands)

	Three Months Ended					
	September 30, 2003		June 30, 2003		September 30, 2002	
By Product:						
Wire line access………..	$ 4,410	36%	$ 3,446	34%	$ 5,890	41%
Fiber optics…………….	3,253	26%	3,193	31%	3,296	23%
Cable ………………….	3,990	32%	2,807	27%	4,799	33%
Signaling……………….	543	5%	756	7%	460	3%
Other……………………	142	1%	107	1%	48	0%
	$ 12,338	100%	$ 10,309	100%	$ 14,493	100%

	Three Months Ended					
	September 30, 2003		June 30, 2003		September 30, 2002	
By Region:						
North America (United States and Canada)….	$ 8,010	65%	$ 7,072	68%	$ 10,442	72%
Asia/Pacific…………….	2,274	18%	1,617	16%	2,061	14%
Europe/Africa/Middle East…………………	1,954	16%	1,315	13%	1,589	11%
Latin America…………..	100	1%	305	3%	401	3%
	$ 12,338	100%	$ 10,309	100%	$ 14,493	100%

SUNRISE TELECOM INCORPORATED
SUMMARY OF NONCASH EXPENSES
(In thousands)

The following expenses have been included in the appropriate lines of Sunrise Telecom Incorporated's Condensed Consolidated Statements of Operations, as is required by accounting principles generally accepted in the United States of America.

	Three Months Ended		Nine Months Ended	
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Amortization of deferred stock-based compensation:				
Included in cost of sales	$ 67	$ 72	$ 206	$ 216
Included in research and development	168	198	526	596
Included in selling and marketing	151	161	461	481
Included in general and administrative	88	91	293	275
	$ 474	$ 522	$ 1,486	$ 1,568
Amortization of acquisition-related intangible assets included in general and administrative	$ 753	$ 867	$ 2,513	$ 2,460

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